UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Material Change Report
News Release

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change February 23, 2012
Item 3	News Release The news release dated February 23, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on February 23, 2012.
Item 4	Summary of Material Change The Company provided an update on the progress of activities underway at its Brucejack high-grade gold Project in northern British Columbia.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 23, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 23rd day of February, 2012

February 23, 2012	News Release 12-07

Brucejack Project Update

Vancouver, British Columbia February 23, 2012; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm”) is pleased to provide the following update on the progress of activities now underway at its Brucejack high-grade gold Project in northern British Columbia.

Feasibility Study and Resource Model

Pretivm has retained Wardrop, a Tetra Tech Company to prepare a feasibility study on the high-grade gold opportunity at Brucejack.  As part of the feasibility study, Pretivm has retained Snowden Mining Industry Consultants to provide an underground resource model using Multiple-Indicator Kriging (MIK) estimation for the high-grade gold and silver resources identified to date in the Valley of the Kings and West zones.  The feasibility study is expected to be completed by year-end.

Exploration

An initial program of 24,000 meters of surface infill drilling is planned to commence by the end of February in the Valley of the Kings Zone.  The drilling will be focused on the mineralization to be mined in the first 12 years as contemplated in the February 20, 2012 Updated Preliminary Economic Assessment, and tightening the drill spacing with the intent to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories.  Inferred mineral resources at the Valley of the Kings currently total 3.23 million ounces of gold at an average grade of 26.89 g/t (see the Technical Report and Updated Preliminary Economic Assessment of the Brucejack Project dated February 20, 2012 filed on SEDAR).

Engineering

A permit application has been filed to access the Valley of the Kings underground by driving an exploration decline from the 1330 meter level of the existing West Zone underground workings.  The West Zone has been dewatered past the 1330 meter level and a surveying and geotechnical mapping program has been completed.  A 3,500-meter geotechnical surface drill program is now underway to confirm ground conditions between the Valley of the Kings and the West Zone.  An isometric of the proposed exploration decline is posted on our web site www.pretivm.com.

Road crews continue to work from both ends of the planned access road extending from the Brucejack Project to Highway 37.  The access road is expected to be completed in late 2012.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.  Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

About Pretivm
Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer